ANNUAL GENERAL SHAREHOLDERS' MEETING OF ECOPETROL S.A.

The President of Ecopetrol S.A. hereby summons all Shareholders to the ordinary Assembly of the General Shareholders' Meeting to be held on Wednesday, March 30, 2022, starting at 9 a.m., at the Centro Internacional de Negocios y Exposiciones (Corferias), located on Carrera 37 No. 24 - 67 in Bogota, D.C. The Assembly will be held adhering to strict biosafety protocols within the framework of the health emergency attributable to COVID-19 (Resolution 1913 of 2021 - Ministry of Health and Social Protection).

The meeting's Agenda will be the following

1. Review of security and biosafety protocols
2. Quorum verification
3. Opening of the General Shareholders' Meeting by the Chief Executive Officer of Ecopetrol S.A.
4. Approval of the Agenda
5. Appointment of the Chairperson presiding over the General Shareholders' Meeting
6. Appointment of the commission responsible for scrutinizing elections and polling
7. Appointment of the commission responsible for reviewing and approving the minute of the meeting
8. Presentation and consideration of Board of Directors' report on its performance, development, and compliance with the Corporate Governance Code
9. Presentation and consideration of the 2021 Management Report by the Board of Directors and the Chief Executive Officer of Ecopetrol S.A.
10. Presentation and consideration of the individual and consolidated financial statements as of December 31, 2021
11. Reading of the Statutory Auditor's opinion
12. Approval of the Board of Directors' report on its performance, progress, and compliance with the Corporate Governance Code
13. Approval of the 2021 Management Report by the Board of Directors and the Chief Executive Officer of Ecopetrol S.A.
14. Approval of the individual and consolidated financial statements
15. Presentation and approval of the profit distribution project
16. Presentation and approval of the legal assistance package for the members of the Board of Directors of Ecopetrol S.A.
17. Presentation and approval of the bylaws amendment
18. Interventions and miscellaneous

The Meeting will be broadcast live via streaming on Ecopetrol's website at www.ecopetrol.com.co/asamblea2022.

To facilitate registration and entry to the venue on the day of the Assembly, the Company has provided a non-mandatory pre-registration form on its website at www.ecopetrol.com.co/asamblea2022, which will be enabled from 1:00 p.m. on March 8 to 1:00 p.m. on March 25, 2022.

The voting process will be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile devices. If they do not have access to a device with the requisite characteristics, the Company has provided an alternate mechanism for shareholders to exercise their right to vote.

Shareholders may exercise the right to inspect the Company's books and other documents referred to in Articles 446 and 447 of the Commercial Code as of March 8, 2022. To access information not found on the page www.ecopetrol.com.co/asamblea2022, shareholders must request an in-person appointment to the email derechodeinspeccion2022@ecopetrol.com.co including therein the information accrediting them as a shareholder or their legal proxy. To facilitate the exercise of said right of inspection, we suggest including in this email the information they wish to inspect in order to have the corresponding area specialists present.

Shareholders who cannot attend the Assembly in person may be represented by employing a proxy form (a.k.a. power-of-attorney) duly granted in writing to a trusted proxy, who must meet the requirements established in Article 184 of the Commercial Code. Proxy form templates can be downloaded from the website at www.ecopetrol.com.co/asamblea2022.

Except in cases of legal representation, Ecopetrol administrators and employees may not represent shares other than their own while they are employed by the Company, nor substitute the powers conferred thereon. Additionally, they may not vote on the Company's financial statements.

For the legal representation of the shareholders, strict compliance will be given to the provisions of the Basic Legal Circular 029 of 2014 regarding the illegal, unauthorized and unsafe practices of securities issuers.

FELIPE BAYÓN PARDO
Chief Executive Officer

Mandatory admission requirements for the assembly

- Present the physical or digital vaccination card accrediting fulfillment of the complete COVID-19 vaccination schedule. If you have symptoms such as cough, nasal congestion, sore throat, fever, or others associated with COVID-19 you will not be able to enter the premises.
- Wear a mask correctly and at all times, maintain physical distancing of at least 1 meter and wash hands frequently.
- In case you are representing other shares, have the respective proxy form and any respective additional documents handy.
- Due to capacity and biosecurity restrictions, only one companion will be allowed for those shareholders requiring special attention.
- The admission or distribution of advertising elements and any other material that may affect the normal course of the Assembly is prohibited

Admission recommendations for the assembly

- To avoid overcrowding, guarantee the adequate participation of all shareholders, and ensure their entry to the venue, the doors of Corferias and registration points will open as of 7 a.m. Due to capacity restrictions, we suggest registering for the Assembly before its start time.
- We recommend that those individuals with comorbidities or who are immunocompromised do not attend the Assembly in-person, instead appointing a trusted proxy or follow the meeting via streaming.

Additional information is available at:

Shareholder Services Office
Bogota phone number: from abroad (+571) 307 7075 / from Bogota (601) 307 7057; rest of the country: (+57) 01 8000 113434
Email: shareholders@ecopetrol.com.co
www.ecopetrol.com.co/asamblea2022

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